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October 25, 2016	Adam S. Lovell T. (202) 508-4688 F. (202) 383-8389 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 37 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on September 30, 2016. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 18, 2016, to register Class A, Class C and Institutional Class shares of the Ashmore Emerging Markets Active Equity Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about October 26, 2016 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meanings assigned to them in the Registration Statement.

Prospectus

1.	Comment: Please confirm supplementally that the Trust will provide the completed fee table, expense example and response letter to the Staff at least one week prior to effectiveness of the Registration Statement.

Response: The Trust confirms that it will provide the completed fee table, expense example and response letter to the Staff at least one week prior to effectiveness of the Registration Statement.

2.	Comment: Please confirm supplementally that the contractual expense limitation agreement disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the Prospectus.

Response: The Trust confirms that the expense limitation agreement will be in place for at least one year from the effective date of the Prospectus unless terminated earlier by the Funds’ Board of Trustees.

3.	Comment: In footnote 3 to the “Summary of Fund Expenses” table, please revise the description of the Expense Limitation Agreement to state that amounts recaptured pursuant to the Expense Limitation Agreement will be limited to the lesser of (1) the expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the expense limitation amount that is in effect at the time of recapture. Please make similar changes to the disclosure wherever the Expense Limitation Agreement is described throughout the Registration Statement.

Response: The Trust confirms that the Fund will interpret its Expense Limitation Agreement such that its complies with the guidance set forth in the AICPA 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73), in which the Staff reminded registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap and that prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. Additionally, the Trust has revised descriptions of the Expense Limitation Agreement in footnote 3 to the “Summary of Fund Expenses” table, the section of the Prospectus entitled “Management of the Fund—Expense Limitations and Waivers,” and the section of the SAI entitled “The Investment Manager—Expense Limitations and Waivers,” as follows:

“Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed during the previous three fiscal years, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that a prior fiscal year’s expenses may be recouped only if and to the extent that the current fiscal year’s expense ratio is less than the annual expense limit in place during the prior fiscal year when such prior year’s expenses were waived or reimbursed.”

4.	Comment: Please revise the definition of Emerging Market Countries to require that, for purposes of the definition, an emerging market index be widely recognized, and remove the discretion of the investment adviser to determine that a country qualifies as an Emerging Market Country.

Response: The Trust believes that the definition of Emerging Market Countries should retain the flexibility of the existing disclosure because emerging market indices and third party lists of emerging markets may not capture certain countries that the investment adviser believes should be characterized as Emerging Market Countries based on its analysis of such countries’ economic characteristics. Accordingly, the Trust respectfully declines to make the requested changes.

5.	Comment: The “Principal Investment Strategies” section of the Prospectus includes disclosures related to the Fund’s use in derivatives. Please consult the SEC Letter to the Investment Company Institute dated July 30, 2010 and consider whether the disclosures in the Prospectus regarding the Fund’s use of derivatives conforms with the guidance therein.

Response: The Trust has reviewed the existing disclosures in the Prospectus regarding the Fund’s use of derivatives and believes that the disclosures conform to the referenced guidance.

6.	Comment: Please confirm supplementally how the Fund intends to value derivative positions for purposes of compliance with Rule 35d-1 (the “80% Policy”). For example, please confirm that the fund will use notional value or mark-to-market value in determining compliance with its 80% Policy.

Response: The Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% Policy if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test. Although the Fund does not presently intend to use the notional values of derivatives for purposes of the Fund’s 80% Policy, the Fund reserves the right to do so in the future in appropriate circumstances.

7.	Comment: In the sections “Summary Information about the Fund—Portfolio Manager” and “Management of the Fund—Portfolio Managers,” please include the date or year that the portfolio managers assumed primary responsibility for the day-to-day management of the Fund.

Response: The requested change has been made.

8.	Comment: The “Summary of Principal Risks—Credit Risk” section in the body of the Fund’s Prospectus describes credit risk associated with investments in debt securities. If the Fund intends to invest in debt securities as a principal investment strategy, please disclose that aspect of the Fund’s investment strategy in the “Principal Investments and Strategies of the Fund—Principal Investment Strategies” section of the Prospectus and disclose the maturity and quality parameters in the Fund’s debt investments in the “Summary of Principal Risks—Credit Risk” section. If the fund does not intend to invest in debt securities as a principal investment strategy, please revise the section “Summary of Principal Risks—Credit Risk” to disclose the specific risks of investments in debt securities applicable to the Fund’s investments in such securities.

Response: The Trust confirms that the Fund does not intend to invest in debt securities as a principal investment strategy. However, the Trust believes that the section “Summary of Principal Risks—Credit Risk” is appropriate because the Fund may be subject to credit risks associated with other types of securities or instruments that are listed as principal investment strategies, such as certain types of derivative instruments, preferred stocks and convertible securities. Also, although not a principal strategy, the Fund could have exposure to debt instruments from time to time. Accordingly, the Trust respectfully declines to remove or revise the Credit Risk disclosure.

9.	Comment: The “Summary of Principal Risks—Credit Risk” section in the body of the Fund’s Prospectus describes the risk of investments in below investment grade securities. If the Fund intends to invest in below investment grade securities as a principal investment strategy, please disclose that aspect of the Fund’s investment strategy in the “Principal Investments and Strategies of the Fund—Principal Investment Strategies” section of the Prospectus and include a brief description of the risks associated with below investment grade securities in the section “Summary Information about the Fund—Principal Risks.”

Response: The Trust confirms that the Fund does not intend to invest in below investment grade securities as a principal investment strategy. Accordingly, the Trust will not make any changes to the Fund’s disclosures under “Principal Investment Strategies” in response to this comment.

10.	Comment: The “Summary of Principal Risks—Interest Rate Risk” section in the body of the Fund’s Prospectus describes the risk of investments in variable- and floating-rate debt instruments. Please confirm whether the Fund intends to invest in such securities as part of its principal investment strategies and, if not, please remove the description of the risks associated with these securities from the applicable risk factor.

Response: The Trust confirms that the Fund does not intend to invest in variable- and floating-rate debt instruments as a principal investment strategy. Accordingly, the Trust has removed the related disclosure in response to this comment. We note, however, that the Fund may be combined into the Trust’s Prospectus for other series of Ashmore Funds that may invest in variable- and floating-rate securities, in which case the applicable disclosure would remain as it will be included in a common section applicable to all series.

11.	Comment: In the sections “Classes of Shares—Class A Shares” and “Classes of Shares—Class C Shares,” consider including minimum initial and additional purchase amounts for consistency with the information provided for Institutional Class Shares.

Response: The Trust notes that the referenced information is included in the sections entitled “Summary Information about the Fund—Purchase and Sale of Fund Shares” and “How to Buy Shares—Class A and Class C Shares,” and does not believe that adding the referenced disclosure would enhance investor understanding. Accordingly, the Fund respectfully declines to make the requested changes.

Statement of Additional Information (“SAI”)

12.	Comment: The section of the SAI entitled “Investment Policies and Strategies—High Yield Securities (“Junk Bonds”)” states that the Fund may invest without limit in below investment grade securities. If the Fund will invest in such securities as a principal investment strategy, please include the appropriate risk disclosure in the Fund’s Prospectus in response to Item 4 and Item 9 of Form N-1A.

Response: The Trust confirms that the Fund does not intend to invest in below investment grade securities as a principal investment strategy. Accordingly, the Trust did not make any changes to its disclosure in response to this comment.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 or, if I am unavailable, David Sullivan at (617) 951-7362 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam Lovell
Adam Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Rowe, Ashmore Equities Investment Management (US) LLC

David Sullivan, Ropes & Gray LLP